Exhibit 4.12

THIS CONVERTIBLE PROMISSORY NOTE AND THE EQUITY SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, OR AN OPINION OF COUNSEL SATISFACTORY TO THE BORROWER THAT REGISTRATION IS NOT REQUIRED UNDER SUCH ACT.

CONVERTIBLE PROMISSORY NOTE

US$23,000,000	September 29, 2017

FOR VALUE RECEIVED, PUXIN LIMITED, a company incorporated and existing under the laws of the Cayman Islands (the “Payor” or the “Company”), hereby promises to pay to the order of CICC ALPHA EAGLE INVESTMENT LIMITED, a company incorporated and existing under the laws of the Cayman Islands (the “Holder”) the principal sum of US$23,000,000 (“Principal Amount”) with interest accrued on the outstanding principal amount at a simple rate of 15% per annum annually.

1. PAYMENT; SECURITY; MATURITY; DEFAULT INTEREST

(a) This note (“Note”) is issued pursuant to the terms of that certain Convertible Note Purchase Agreement (the “Purchase Agreement”) dated as of 15 August 2017 by and among Payor and Holder. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings given to them in the Purchase Agreement.

(b) This Note shall rank pari passu in all respects in terms of the claims on or entitlement to the payment by the Payor to all other indebtedness of the Payor, now existing or incurred shortly after this Agreement.

(c) At any time on or after the fourth (4th) anniversary of the date hereof (the “Maturity Date”), if the outstanding principal amount of this Note has not been converted in full in accordance with the terms of Section 2 below, Holder may demand payment of all or a portion of the outstanding principal amount of this Note, together with any accrued and unpaid interest by presenting a written demand notice to Payor.

(d) Payor shall repay any and all amount due and payable pursuant to Section 1(c) or Section 3 of this Note by wire transfer of immediately available funds in United States dollars to bank accounts designated by Holder.

(e) Notwithstanding otherwise provided in this Note, if Payor fails to repay any amount due and payable pursuant to Section 1(c) or Section 3, default interest shall begin to accrue on the outstanding amount (including the interest accrued hereunder) at a rate of 0.05% per calendar day, compounded daily.

(f) All computations of interest or default interest shall be made on the basis of a year of three hundred and sixty-five (365) days for the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest is payable.

2. CONVERSION

(a) If the initial public offering by the Company of its Ordinary Shares (the “IPO”) occurs on or before June 30, 2020, the Holder shall have the right but not the obligation (the “Conversion Right”) to convert all or any part of the principal amount that is outstanding under this Note (the “Unpaid Amount”) into Ordinary Shares (as defined in the Purchase Agreement) of the Payor (the “Conversion Shares”) at the date of completion of the IPO, at the conversion price (the “Conversion Price”) as set out below:

(i) immediately upon completion of an IPO, if such IPO is completed on or before June 30, 2019, at a Conversion Price equal to 70% of the offering price in the IPO;

(ii) immediately upon completion of an IPO, if such IPO is completed at any time after June 30, 2019 but on or before (and including) June 30, 2020, at a Conversion Price equal to 55% of the offering price in the IPO;

If the Holder exercises the Conversion Right pursuant to this Section 2(a), the portion of the Unpaid Amount that the Holder has elected to convert shall be converted into such number of Conversion Shares as is determined in accordance with the following formula:

Xn = Xo /CP

Where,

Xn = the number of Conversion Shares to be issued to the Holder upon exercise of the Conversion Right;

Xo = the portion of the Unpaid Amount with respect to which the Conversion Right is being exercised as determined by the Holder, without any interests accrued thereon;

CP = the applicable Conversion Price under Section 2(a).

Subject to the last paragraph of Clause 12 of Schedule B, on the date of the completion of the IPO, the portion of the Unpaid Amount that the Holder has elected not to be converted into the Ordinary Shares of the Company shall be redeemed and repurchased by the Company at the price calculated pursuant to the formula below:

Pn = X0 × (1 + r)n

Where,

Pn = the redemption price of the portion of the Unpaid Amount that the Holder has elected to be redeemed and repurchased by the Company at the time of an IPO;

X0 = the portion of the Unpaid Amount that the Holder has elected to be redeemed and repurchased by the Company at the time of an IPO;

r = IRR, which shall equal to 15%;

n = the number of calendar days from the date hereof to the date when the redemption price payable is paid in full by the Payor, divided by 365.

For the avoidance of doubt, if the Holder exercises the conversion right set forth under this Section 2(a) upon a completion of an IPO but not a Qualified IPO, the Holder shall not be entitled to redemption of the Note pursuant to an Event of Default set forth under Clause 1 and 2 of Schedule A.

(b) If an IPO fails to occur before or on June 30, 2020, the Holder shall have the Conversion Right but not the obligation to convert all or any part of the Unpaid Amount into the Preferred Shares of the Payor (also, the “Conversion Shares” as defined under the Agreement) at the Conversion Price calculated pursuant to the formula below:

S =	X0
NI2020 * PE2020

Where,

S = the percentage of shares held by the Holder in the Payor immediately after conversion (on a fully-diluted and as converted basis);

X0 = the portion of the Unpaid Amount with respect to which the Conversion Right is being exercised as determined by the Holder;

NI2020 = Audited Net Income of the Payor for the calendar year 2020;

PE2020 = 10.

The Preferred Shares shall rank senior to any other class or series of preferred shares of the Company which were issued based on a price that is less than the Conversion Price calculated above, but junior to any other class or series of preferred shares of the Company which were issued based on a price that is more than the Conversion Price calculated above, and pari passu with any other class or series of preferred shares of the Company which were issued based on a price that is equal to the Conversion Price calculated above. The Preferred Shares received by the Investors in the Same Round shall rank pari passu with each other, provided that if any Investor in the Same Round converts its convertible note(s) or note(s) at a conversion price lower than the Conversion Price of the Holder, the Company shall issue additional Preferred Shares to the Holder as if the Holder’s Conversion Price is reduced to the lower conversion price. The terms of such Preferred Shares shall substantially reflect the arrangement and economic terms of the Note hereunder.

In the event that the Holder exercises its right under this Section 2(b) after June 30, 2020 but prior to the date when the Audited Net Income of the Payor for the calendar year 2020 becomes available, NI2020 shall be replaced by a good faith estimate of the Audited Net Income for the calendar year 2020 determined by the Holder and the Payor based on the most updated budget for the calendar year 2020. The Payor and the Holder agree to re-calculate the number of Preferred Shares that the Holder is entitled to receive under this Section 2(b), after the Audited Net Income for the calendar year 2020 becomes available, and if necessary, to make adjustments to the shareholding of the Holder by issuing or repurchasing from the Holder at nil price such amount of Preferred Shares so that the number of Preferred Shares hold by the Holder after such adjustment shall correctly reflect the number of Preferred Share that the Holder is entitled to receive pursuant to the formula set forth above.

(c) To exercise the Conversion Right, the Holder must deliver to the Payor a written notice (a “Conversion Notice”). The date on which the Conversion Right shall be exercised (the “Conversion Date”) shall be (i) the date of completion of the IPO in the case of Section 2(a)(i) and Section 2(a)(ii) above, or (ii) the third Business Day following the date on which the Conversion Notice is delivered pursuant to this Section 2(c) in the case of Section 2(b) above.

(d) On the Conversion Date, the Payor shall issue to the Holder or the person or persons designated by the Holder such number of Conversion Shares as has been determined pursuant to Section 2(c) above. Any fraction of a Conversion Share will not be issued on the Conversion Date and the Payor shall pay cash compensation to the Holder in respect of such fraction of a Conversion Share (such compensation to be calculated by the Holder, it be agreed that any delay in paying or failure to pay such amount will not delay or restrict the exercise of the Conversion Right or the issuance of the Conversion Shares to the Holder in accordance with the provisions hereof).

(e) The Payor undertakes that upon issuance of such Conversion Shares to the Holder (or to the person or persons designated by the Holder) pursuant to this Section 2, the Conversion Shares shall be fully-paid and non-assessable, free from any pre-emptive or other similar rights of any person or any security.

(f) On the Conversion Date, the Holder shall surrender this Note, duly endorsed, to the Payor. On the Conversion Date, at its own expense, the Payor will update the register of members of the Payor, and provide the Holder a certified copy of the updated register of member, together with any other securities, property or cash required to be delivered upon conversion and such assignments and other documents (if any) as may be required by law to effect the conversion thereof. The Payor shall also issue an additional note for the balance of the Note not converted on the Conversion Date.

3. DEFAULT; REMEDIES

(a) The occurrence of any Event of Default described in Schedule A attached hereto shall be an Event of Default hereunder. The Payor shall notify the Holder of any Event of Default (and the steps, if any, being taken to remedy it) promptly on becoming aware of its occurrence.

(b) Upon the occurrence and during the continuance of any Event of Default (other than an event of default set forth under Clause 13 of Schedule A), the Payor shall, at the option of Holder, immediately redeem or cause a third party to purchase the Note at a price calculated pursuant to the formula below:

Pn = X0 × (1 + r)n

Where,

Pn = the redemption price of the Note payable by the Payor to the Holder in an Event of Default (other than an Event of Default set forth under Clause 13 of Schedule A);

X0 = the Principal Amount;

r = IRR, which shall equal to (i) 15% in an Event of Default other than the an Event of Default set forth under Clause 2 or Clause 13 of Schedule A, and (ii) 30% in an Event of Default set forth under Clause 2 of Schedule A;

n = the number of calendar days from the date hereof to the date when all such amounts payable upon the occurrence of the Event of Default is paid in full by the Payor, divided by 365.

(c) Upon the occurrence and during the continuance of an Event of Default set forth in Clause 13 of Schedule A, the Payor shall, at the option of Holder, immediately redeem or cause a third party to purchase the Note at a price calculated pursuant to the formula below:

Pn = X0 × 1.3

Where,

Pn = the redemption price of the Note payable by the Payor to the Holder in an Event of Default set forth in Clause 13 of Schedule A;

X0 = the Principal Amount.

(d) All such amounts payable under this Section 3 shall be paid within two (2) months of the occurrence of an Event of Default. The Maturity Date shall be deemed to have advanced to the date of occurrence of such Event of Default.

4. PREPAYMENT. Payor may not prepay this Note without the consent of the holder thereof.

5. WAIVER; PAYMENT OF FEES AND EXPENSES. Payor waives presentment and demand for payment, notice of dishonor, protest and notice of protest of this Note, and shall pay all costs of collection when incurred, including, without limitation, reasonable attorneys’ fees, costs and other expenses. The right to plead any and all statutes of limitations as a defense to any demands hereunder is hereby waived to the full extent permitted by law. No delay by Holder shall constitute a waiver, election or acquiescence by it.

6. CUMULATIVE REMEDIES. Holder’s rights and remedies under this Note shall be cumulative. Holder shall have all other rights and remedies not inconsistent herewith as provided under by law or in equity.

7. COVENANTS. The Payor covenants with the Holder and undertakes to comply with and shall cause each of the Warrantors to comply with those covenants as set out in Schedule B attached hereto.

8. DEFINITION. As used in this Note, the following capitalized terms have the following meanings:

(a) “Accounting Standards” means generally accepted accounting principles in the United States or of a jurisdiction agreed upon by the Holder, applied on a consistent basis.

(b) “Audited Financial Statements” means the Payor’s audited annual consolidated financial statements (including balance sheet, income statement, and statement of cash flows) for the relevant fiscal year of the Payor, each as prepared in accordance with the Accounting Standards, and audited by a Big Four Accounting Firm.

(c) “Audited Net Income” means, for a given fiscal year of the Payor, the sum of the Payor’s consolidated net income (or loss) attributable to shareholders as set forth in the Audited Financial Statements thereof for such fiscal year after paying all relevant taxes and after eliminating all items required to be eliminated in the course of the preparation of consolidated financial statements of the Payor in accordance with the Accounting Standards, calculated in accordance with the Accounting Standards, and disregarding any Extraordinary Items.

(d) “Big Four Accounting Firm” means one of the four largest international accountancy firms.

(e) “Competitor” means any Person that is engaged in the business in connection with extracurricular tutorials for K-12 students, and consulting services and training for overseas study, whether online or offline.

(f) “Deemed Liquidation Event” means any of the following events: (1) any consolidation, amalgamation, scheme of arrangement or merger of any Group Company with or into any other Person or other reorganization in which the members or shareholders of such Group Company immediately prior to such consolidation, amalgamation, merger, scheme of arrangement or reorganization own less than fifty percent (50%) of such Group Company’s voting power in the aggregate immediately after such consolidation, merger, amalgamation, scheme of arrangement or reorganization, or any transaction or series of related transactions to which such Group Company is a party in which in excess of fifty percent (50%) of such Group Company’s voting power is transferred; (2) a sale, transfer, lease or other disposition of all or substantially all of the assets of any Group Company (or any series of related transactions resulting in such sale, transfer, lease or other disposition of all or substantially all of the assets of such Group Company); or (3) the exclusive licensing of all or substantially all of any Group Company’s intellectual property to a third party.

(g) “Extraordinary Items” means, with respect to a given set of Audited Financial Statements, any income, gains or losses reflected or included therein arising from (a) sales or leases of material assets or equipment outside the ordinary course of business, (b) sales of interests in any subsidiaries of the Payor, (c) any transaction between the Payor and a Related Party not on an arms-length basis (in which case such income, gains or losses shall be adjusted to reflect a transaction of the similar nature on the arms-length basis), (d) any changes in accounting principles, (e) any extraordinary or non-recurring earnings such as government subsidies or rebates, (f) any prior year adjustments, and (g) other events or transactions which, in accordance with the Accounting Standards, possess a significant degree of abnormality, are of a type not expected to recur in successive accounting periods or are unrelated or only incidentally related to the ordinary and typical activities of the Group.

(h) “Investors in Same Round” mean the investors that invest in the Payor and/or the Domestic Company by way of subscribing for convertible notes or notes, the transaction documents of which were executed or will be executed between June 1, 2017 and September 30, 2017.

(i) “Qualified IPO” means an underwritten public offering of the shares or other securities of the Payor (or as the case may be, the shares or securities of the relevant entity resulting from any merger, reorganization or other arrangements made by or to the Payor for the purposes of public offering) completed within forty-eight (48) months hereof, underwritten by a reputable underwriter recognized by the Holder, on the New York Stock Exchange, Nasdaq, or the Hong Kong Stock Exchange, at a pre-offering valuation of not less than US$ 1.5 billion (or an equivalent amount in foreign currency), where the shares or other securities converted from this Note shall be listed and tradeable on such stock exchange, subject only to the minimum lock-up period as required under applicable laws.

(j) “Share Sale” means a transaction or series of related transactions in which a Person, or a group of related Persons, acquires any Equity Securities of the Payor such that, immediately after such transaction or series of related transactions, such Person or group of related Persons holds Equity Securities of the Payor representing more than fifty percent (50%) of the outstanding voting power of the Payor.

9. MISCELLANEOUS

(a) Governing Law. The terms of this Note shall be construed in accordance with the laws of Hong Kong, without giving effect to principles of conflict of law thereunder.

(b) Dispute Resolution.

(i) Any dispute, controversy or claim (each, a “Dispute”) arising out of or relating to this Note, or the interpretation, breach, termination, validity or invalidity thereof, shall be referred to arbitration upon the demand of either party to the dispute with notice (the “Arbitration Notice”) to the other.

(ii) The Dispute shall be settled by arbitration in Hong Kong by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the Hong Kong International Arbitration Centre Administered Arbitration Rules (the “HKIAC Rules”) in force when the Arbitration Notice is submitted in accordance with the HKIAC Rules. There shall be one (1) arbitrator. The HKIAC Council shall select the arbitrator, who shall be qualified to practice law in Hong Kong.

(iii) The arbitral proceedings shall be conducted in English and Chinese. To the extent that the HKIAC Rules are in conflict with the provisions of this Section 9(b), including the provisions concerning the appointment of the arbitrators, the provisions of this Section 9(b) shall prevail.

(iv) Each party to the arbitration shall cooperate with each other party to the arbitration in making full disclosure of and providing complete access to all information and documents requested by such other party in connection with such arbitral proceedings, subject only to any confidentiality obligations binding on such party.

(v) The award of the arbitral tribunal shall be final and binding upon the parties thereto, and the prevailing party may apply to a court of competent jurisdiction for enforcement of such award.

(vi) The arbitral tribunal shall decide any Dispute submitted by the parties to the arbitration strictly in accordance with the substantive Laws of Hong Kong (without regard to principles of conflict of Laws thereunder) and shall not apply any other substantive Law.

(vii) Any party to the Dispute shall be entitled to seek preliminary injunctive relief, if possible, from any court of competent jurisdiction pending the constitution of the arbitral tribunal.

(viii) During the course of the arbitral tribunal’s adjudication of the Dispute, this Agreement shall continue to be performed except with respect to the part in dispute and under adjudication.

(ix) The Parties to this Agreement agree to the consolidation of arbitrations under the Transaction Documents (as defined under the Purchase Agreement) in accordance with the following:

(1) In the event of two or more arbitrations having been commenced under any of the Transaction Documents, the tribunal in the arbitration first filed (the “Principal Tribunal”) may in its sole discretion, upon the application of any party to the arbitrations, order that the proceedings be consolidated before the Principal Tribunal if (A) there are issues of fact and/or law common to the arbitrations, (B) the interests of justice and efficiency would be served by such a consolidation, and (C) no prejudice would be caused to any party in any material respect as a result of such consolidation, whether through undue delay or otherwise. Such application shall be made as soon as practicable and the party making such application shall give notice to the other parties to the arbitrations.

(2) The Principal Tribunal shall be empowered to (but shall not be obliged to) order at its discretion, after inviting written (and where desired oral) representations from the parties that all or any of such arbitrations shall be consolidated or heard together and/or that the arbitrations be heard immediately after another and shall establish a procedure accordingly. All Parties shall take such steps as are necessary to give effect and force to any orders of the Principal Tribunal.

(3) If the Principal Tribunal makes an order for consolidation, it: (A) shall thereafter, to the exclusion of other arbitral tribunals, have jurisdiction to resolve all disputes forming part of the consolidation order; (B) shall order that notice of the consolidation order and its effect be given immediately to any arbitrators already appointed in relation to the disputes that were consolidated under the consolidation order; and (C) may also give such directions as it considers appropriate (x) to give effect to the consolidation and make provision for any costs which may result from it (including costs in any arbitration rendered functus officio under this Section 9(b)); and (y) to ensure the proper organization of the arbitration proceedings and that all the issues between the parties are properly formulated and resolved.

(4) Upon the making of the consolidation order, any appointment of arbitrators relating to arbitrations that have been consolidated by the Principal Tribunal (except for the appointment of the arbitrators of the Principal Tribunal itself) shall for all purposes cease to have effect and such arbitrators are deemed to be functus officio, on and from the date of the consolidation order. Such cessation is without prejudice to (A) the validity of any acts done or orders made by such arbitrators before termination, (B) such arbitrators’ entitlement to be paid their proper fees and disbursements and (C) the date when any claim or defense was raised for the purpose of applying any limitation period or any like rule or provision.

(5) The Parties hereby waive any objections they may have as to the validity and/or enforcement of any arbitral awards made by the Principal Tribunal following the consolidation of disputes or arbitral proceedings in accordance with this Section 9(b) where such objections are based solely on the fact that consolidation of the same has occurred.

(c) Successors and Assigns; Assignment. The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Payor may not assign this Note or delegate any of its obligations hereunder without the written consent of Holder. Holder may not assign this Note and its rights hereunder to any third party other than its Affiliate (except for any Competitors of the Group Companies) without consent of Payor.

(d) Titles and Subtitles. The titles and subtitles used in this Note are used for convenience only and are not to be considered in construing or interpreting the Note.

(e) Amendment; Modification; Waiver. No term of this Note may be amended, modified or waived without the written consent of Payor and Holder.

(f) Counterparts. This Note may be executed in two or more counterparts, each of which shall be deemed and original, but all of which together shall constitute one and the same instrument.

[Signature page follows]

IN WITNESS WHEREOF, the parties have executed this CONVERTIBLE PROMISSORY NOTE as of the date first written above.

PUXIN LIMITED

/s/ Sha Yunlong
Name: Sha Yunlong ( )
Title: Director

CICC ALPHA EAGLE INVESTMENT LIMITED

/s/ Yin Xiaobin
Name: Yin Xiaobin ( )
Title: Director

SHA YUNLONG

/s/ Sha Yunlong

Schedule A

Event of Default

Each of the events or circumstances set out below is an event of default (“Event of Default”).

1. The Payor or the Domestic Company fails to complete a Qualified IPO on or prior to the Maturity Date for any reason other than those provided in Clause 2 below.

2. The consolidated annual revenue and after-tax net profit of the Payor or the Domestic Company achieve RMB3 billion and RMB300 million, respectively, however, the Payor or the Domestic Company fails to complete a Qualified IPO on or prior to the Maturity Date because the Key Founder refuses to complete a Qualified IPO.

3. The Payor fails to pay any sum payable by it under this Note when due and fails to rectify such default to the Holder’s satisfaction within 15 calendar days thereafter.

4. Any warranty, representation or statement made, repeated or deemed made by the Warrantors in, or pursuant to, the Transaction Documents is (or proves to have been) incomplete, untrue, incorrect or misleading when made, repeated or deemed made, which such default, in the opinion of the Holder, has a Material Adverse Effect on the ability to perform any Transaction Document by any Warrantor, and (if the Holder considers, acting reasonably, that the default is capable of remedy) such default is not remedied within 30 Business Days upon the Holder notifying the defaulting Warrantor of the default.

5. Any Warrantor fails to comply with any provision of the Transaction Documents, which such non-compliance, has a Material Adverse Effect on the ability to perform any Transaction Document by any Warrantor, and such non-compliance is not remedied to the satisfaction of the Holder within 30 Business Days upon receipt by the defaulting Warrantor of the notification of such non-compliance.

6. An event occurs (or circumstances exist) which has a Material Adverse Effect on the business, operation, financial, ownership or other aspects of any of the Company, the HK Subsidiary, the Domestic Company and/or the Domestic Entities and the ability to perform any Transaction Document by any foregoing entity (which shall include but not limited to the cessation of the Business as required by the PRC Laws or Governmental Orders, unless such cessation of the Business is solely attributable to the change of the PRC Laws).

7. Any corporate action, legal proceedings or other procedure or step is taken in relation to (a) suspension or cessation of business, winding-up, dissolution, bankruptcy, administration, provisional supervision or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of any Group Company, (b) the appointment of a liquidator, receiver, administrator, administrative receiver, compulsory manager, provisional supervisor, trustee, bankruptcy official or other similar officer in respect of any Group Company or any of its assets, or a distress, attachment, execution, expropriation, sequestration or other analogous legal process is levied, enforced or sued out on, or against, all or substantially all of the assets of any Group Company.

8. Any settlement, litigation, arbitration, administrative, dispute or other proceeding is initiated against any Group Company and/or Key Founder, which has a Material Adverse Effect on the ability to perform any Transaction Document by any foregoing entity or Person.

9. Key Founder commits any violation under the Laws or undertakes any bad faith action, which violation or action (as the case may be), has a Material Adverse Effect on the ability of any Group Company and/or Key Founder to perform any Transaction Document.

10. A Deemed Liquidation Event or a Share Sale occurs.

11. Pursuant to the annual audit report of the Group each year, the cumulative losses of the Group, incurred and accrued after the Closing, other than the losses arising from any Persons acquired by the Group after March 31, 2017, have reached RMB 60 million, which for the avoidance of doubt, shall exclude any losses incurred or suffered during the ordinary operation of the Group before the date of this Note.

12. The Company is not able to continue with its Business due to the applicable Laws or any order, decision or requirement by the competent Governmental Authorities.

13. Establishment of the Captive Structure (including execution of the Control Documents) is not completed within six (6) months of the date hereof.

Schedule B

General Covenants

1.	Continuing obligations

The covenants under this Schedule B shall remain in force from the date of this Note for so long as any amount remains outstanding under the Note.

2.	Protective Provisions

(a) The Payor shall not, permit to occur, approve, authorize, or agree or commit to do any of the following, and the Payor shall not permit any other Group Company to take, permit to occur, approve, authorize, or agree or commit to do any of the following, whether in a single transaction or a series of related transactions, whether directly or indirectly, and whether or not by amendment, merger, consolidation, scheme of arrangement, amalgamation, or otherwise, without the prior written consent of the Holder:

(1)	any entry into or execution of any transaction or agreement with a value exceeding RMB2,000,000 with any Affiliate, Associate, controlling person, shareholder, director, senior officer, or any other employee of the Group Companies or any Affiliate or Associate of any of the foregoing Persons, other than (i) any transactions between the Company or Domestic Company and any of its Subsidiaries; and (ii) any transaction or agreement that is entered into for the purpose of establishment of the Captive Structure or implementation of a restructuring scheme of the Payor approved by the Payor and its advisors for completion of an IPO of the Payor;

(2)	any extension in any form of any loan to any Person other than the Domestic Company and the Domestic Subsidiaries, or providing any security, guarantee or any other arrangement that may result in any liabilities (including without limitation, creation of any encumbrance over any interest or providing any guarantee by the Domestic Company) for the benefit of any Person other than the Domestic Company and Domestic Subsidiaries;

(3)	any formulation of annual financial budget plans of any Group Company (including without limitation, capital expenditure plan, operating budget, financial plan), or any amendment thereto with an adjustment exceeding 15% thereof;

(4)	any annual final accounts of any Group Company, or any plan or proposal thereto;

(5)	any profit distribution plan of any Group Company;

(6)	any action by a Group Company to authorize, approve or enter into any agreement or obligation with respect to any of the above actions.

(b) For the avoidance of doubt, Clauses 2(a)(1) and (2) shall be respectively applicable to any matters involving related party transaction, debt financing, loan extension, arrangement of contingent liabilities or investment.

(c) Notwithstanding anything to the contrary under the Transaction Documents (including but not limited to Section 7.1(x) of the Note Purchase Agreement, and Sections 5, 6 and 18 of the Schedule B to the Note), but subject to Section 2(a) and 2(b) above, prior consent of the Holder is required if the Payor sells, splits off, ceases to Control or otherwise disposes of any Group Companies unless the revenue or turnover of such Group Companies to be disposed of, individually or in aggregate, accounts for no more than 5% of the revenue or turnover of the Payor calculated on consolidated basis.

3.	Observer Right

The Holder shall be entitled to appoint one observer to attend all meetings of the Board and all subcommittees of the Board, in a nonvoting observer capacity and the Company shall give the observer copies of all notices, minutes, consents, and other materials that the Company provides to the Company’s directors at the same time and in the same manner as provided to such directors.

4.	Business of the Group Companies

The business of each other Group Companies shall be restricted to the Business, except with the approval of the Board and any required approvals under Clause 2.

5.	Control Documents

The Payor shall ensure that each party to the relevant Control Documents (once duly executed by all parties thereto) fully perform its/his/her respective obligations thereunder and carry out the terms and the intent of the Control Documents. Any termination, or material modification or waiver of, or material amendment to any Control Documents shall require the written consent of the Board of the Payor and the prior written consent of the Holder. If any of the Control Documents becomes illegal, void or unenforceable under PRC Laws after the date hereof, the Payor shall make every endeavor to devise a feasible alternative legal structure reasonably satisfactory to the Holder which gives effect to the intentions of the parties in each Control Document and the economic arrangement thereunder as closely as possible.

6.	Control of Subsidiaries

The Payor shall institute and keep in place such arrangements as are reasonably satisfactory to the Holder such that the Company (i) will at all times control the operations of each other Group Company, and (ii) will at all times be permitted to properly consolidate the financial results for each other Group Company in the consolidated financial statements for the Company prepared under the Accounting Standards.

7.	Compliance with Laws; Registrations

(a) The Payor shall, and shall cause the other Group Companies to, conduct their respective business in compliance in all material respects with all applicable Laws, including but not limited to Laws regarding foreign investments, corporate registration and filing, import and export, customs administration, foreign exchange, telecommunication and e-commerce, intellectual property rights, labor and social welfare, and taxation, and obtain, make and maintain in effect, all Consents from the relevant Governmental Authority or other Person required in respect of the due and proper establishment and operations of each Group Company as now conducted in accordance with applicable Laws. Without limiting the generality of the foregoing, the Payor shall not, and the Payor shall cause each Group Company not to, and the Payor shall ensure that its Affiliates and their respective officers, directors, and representatives shall not, directly or indirectly, (a) offer or give anything of value to any Public Official with the intent of obtaining any improper advantage, affecting or influencing any act or decision of any such Person, assisting any Group Company in obtaining or retaining business for, or with, or directing business to, any Person, or constituting a bribe, kickback or illegal or improper payment to assist any Group in obtaining or retaining business, (b) take any other action, in each case, in violation of the Foreign Corrupt Practices Act of the United States of America, as amended (as if it were a US Person), or any other applicable similar anti-corruption, recordkeeping and internal controls Laws, or (c) establish or maintain any fund or assets in which any Group Company has proprietary rights that have not been recorded in its books and records of Group Company.

(b) Without limiting the generality of the foregoing, the Payor shall, and shall cause each other Group Company to, ensure that all filings and registrations with the PRC Governmental Authorities so required by them shall be duly completed in accordance with the relevant rules and regulations, including without limitation any such filings and registrations with the Ministry of Commerce, the Ministry of Information Industry, the State Administration of Industry and Commerce, the State Administration for Foreign Exchange, tax bureau, customs authorities, product registration authorities, health regulatory authorities, and the local counterpart of each of the aforementioned governmental authorities, in each case, as applicable.

8.	Stock Option Plan

(a) The Payor may reserve up to 10% of the Payor’s issued and outstanding Ordinary Shares under an unallocated option pool, prior to conversion of the Note pursuant to the terms hereunder.

(b) The Payor shall, and shall cause each Group Company to, obtain all authorizations, consents, orders and approvals of all Governmental Authorities that may be or become necessary to effectuate the ESOP in the PRC in accordance with PRC Law; provided that the Payor shall not grant any awards or issue any Shares pursuant to the ESOP to any grantee in the PRC if any required or appropriate authorization, consent, order or approval of any Governmental Authority in connection with such issuance has not been obtained.

9.	Non-compete

Unless the Holder otherwise consents in writing, each Principal (as defined in the Purchase Agreement) (a) so long as such Principal is an employee of a Group Company, shall devote his or her full time and attention to the business of the Group Companies and will use his or her best efforts to develop the business and interests of the Group Companies unless an alternative arrangement is approved by the Investor, and (b) so long as such Principal is a director, officer, employee or a direct or indirect holder of Equity Securities of a Group Company and for two (2) years after the later of (i) such Principal being no longer a director, officer, employee; or (ii) such Principal holds less than one third (1/3) of the Ordinary Shares of the Company that this Principal holds as of the Closing, shall not, and shall cause his Affiliate or Associate not to, directly or indirectly, (i) own, manage, engage in, operate, control, work for, consult with, render services for, do business with, maintain any interest in (proprietary, financial or otherwise) or participate in the ownership, management, operation or control of, any business, whether in corporate, proprietorship or partnership form or otherwise, that is related to the business of any Group Company or otherwise competes with the Group Companies (a “Restricted Business”); provided, however, that the restrictions contained in this Clause (i) shall not restrict the acquisition by such Principal, directly or indirectly, of less than 1% of the outstanding share capital of any publicly traded company engaged in a Restricted Business, (ii) solicit any Person who is or has been at any time a customer of the Group for the purpose of offering to such customer goods or services similar to or competing with those offered by any Group Company, or canvass or solicit any Person who is or has been at any time a supplier or licensor or customer of any Group Company for the purpose of inducing any such Person to terminate its business relationship with such Group Company, or (iii) solicit or entice away or endeavor to solicit or entice away any director, officer, consultant or employee of any Group Company. The Principals expressly agree that the limitations set forth in this Clause are reasonably tailored and reasonably necessary in light of the circumstances. Furthermore, if any provision of this Clause is more restrictive than permitted by the Laws of any jurisdiction in which the Holder seeks enforcement thereof, then this Clause will be enforced to the greatest extent permitted by Law.

10.	No Avoidance

The Payor will not, by any voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be performed hereunder by the Payor, and the Payor will at all times in good faith assist and take action as appropriate in the carrying out of all of the provisions of this Note.

11.	Transfer Restrictions

Key Founder shall not directly or indirectly, sell or transfer or otherwise dispose of any of their respective shares in the Payor prior to the Qualified IPO without the prior written consent of the Holder except for (x) the transfer of or grant of any interest in or disposal of Ordinary Shares by the Key Founder Holdco to any third party up to 5% of the Company’s total issued and outstanding Shares as of the Closing, or the transfer of or grant of any interest in or disposal of ordinary shares by the Key Founder in the Key Founder Holdco to any third party that may result in an indirect transfer or disposal of up to 5% of the Company’s total issued and outstanding Shares as of the Closing; and (y) the Key Founder Holdco grants to Jiangyin Huazhong Investment Management Company Limited ( ) or any Person designated by it a Lien over the Equity Securities held by the Key Founder Holdco in the Payor for the purpose of redemption of the shares held by Trustbridge Partners or its Affiliates in the Domestic Company. After the IPO, Key Founder shall be subject to the lock-up period (i) applicable under the relevant rules, and (ii) at least one (1) year longer than the lock-up period that the Holder will be subject to.

12.	Guaranteed Return

(a) If after the completion of an IPO, the Internal Rate of Return (“IRR”) of the Holder exercising the Conversion Rights (the “Exercising Holder”) over the Unpaid Amount that the Exercising Holder has elected to be converted into the Ordinary Shares of the Payor (“Elected Amount”, which does not include the Non-conversion Amount) upon the occurrence of Exit is below 25%, Key Founder shall compensate the Exercising Holder in cash until and only to the extent that the aggregate proceeds received by Exercising Holder upon the occurrence of Exit (including the proceeds received by Exercising Holder by sale of the equity interests in the Payor held by the Exercising Holder in the market) reach the less of (i) an amount reflecting an IRR of 25% over the Elected Amount as of the occurrence of Exit; or (ii) 3.052 times the Elected Amount, provided however that in the event (i) after the expiration of any lock-up period applicable to the shares or equity security held by the Holder, the daily volume weighted average trading price per share (or in the event of any shares represented by ADSs or ADRs, the per share price derived by dividing the price of such ADSs or ADRs by the number of shares that such ADSs or ADRs represent) that the Holder holds in the Payor is not less than the per share price calculated pursuant to the formula below (such price, the “Qualified Stock Price”) for thirty (30) consecutive trading days of the Company on each and any of such day, and (ii) the daily turnover rate of the Company’s shares during such consecutive thirty (30) trading days is above 5‰ on each and any of such day, then neither the Key Founder nor his Holding Company shall have any payment obligation with respect to such guaranteed return under this Clause 12:

Pn =	X0 × 3.052
Sn

Where,

Pn = Qualified Stock Price;

X0 = Elected Amount;

Sn = the number of shares of the Payor held by the Holder as of the date the Qualified Stock Price is calculated.

For the avoidance of doubt, daily turnover rate shall be calculated pursuant to the following formula:

number of shares of the Payor traded one day aggregate number of shares of the Payor outstanding on the same day	×	100%

(b) If the IRR of the Exercising Holder upon exit is more than 30%, the Exercising Holder shall pay the following amount out of such return to Key Founder in cash as an award:

(i) If the IRR upon exit exceeds 30% but is no more than 50%, the Exercising Holder shall pay 30% of the difference between the actual cash return and the cash return that corresponds to an IRR of 30%;

(ii) (x) If the IRR upon exit exceeds 50% but is no more than 100%, the Exercising Holder shall pay 40% of the difference between the actual cash return and the cash return that corresponds to an IRR of 50%, plus (y) the amount calculated pursuant to (a) above assuming the actual cash return under (a) above corresponds to an IRR of 50%;

(iii) If the IRR upon exit exceeds 100%, the Exercising Holder shall pay 50% of the difference between the actual cash return and the cash return that corresponds to an IRR of 100%, plus the amount calculated pursuant to (b) above assuming the actual cash return under (b)(x) corresponds to an IRR of 100%.

(c) If any outstanding principal amount under this Note cannot be converted into the shares or other securities of the Company (or as the case may be, the shares or securities of the relevant entity resulting from any merger, reorganization or other arrangements made by or to the Company for the purposes of public offering) to be listed in an IPO (“Non-conversion Amount”) for any reason other than the Holder’s determination not to proceed with such conversion at its sole discretion, such Non-conversion Amount under the Note shall be repurchased or redeemed by the Company at a price that is the lower of (i) 3.052 times the Non-conversion Amount; or (ii) a price calculated pursuant to the formula below (“Compensation Amount”):

Pn = X0 × (1 + r)n

Where,

Pn = the Compensation Amount;

X0 = Non-conversion Amount;

r = IRR, which shall equal to 25%;

n = the number of calendar days from the date hereof to the date when the Compensation Amount is paid in full by the Key Founder, divided by 365.

13.	Most-Favored-Nation Treatment

In the event that before or shortly after the date hereof, the Payor or Key Founder had granted any other investors or shareholders any rights or privileges with respect to which the economic terms (including returns), ranking and protections of rights are more favorable than those granted to the Holder under this Note or any other Transaction Documents entered into with respect to the issue of this Note, the Holder shall, at its option, be entitled to rights and privileges at least pari passu with such investors or shareholders, unless the terms agreed by other investors or shareholders, taken as a whole, are more favorable to the Payor than those under the Agreement or otherwise waived in writing by the Holder.

14.	Offshore Convertible Bonds

The Holder shall have the right to review the terms of any convertible notes to be issued by the Payor to other investors (if any), and:

(a) the Payor shall not grant rights, privileges or protections, that are more favourable than those of the Holder under this Note or any other Transaction Documents (including without limitation, a lower conversion price under the convertible bonds) unless the terms agreed by other investors or shareholders, taken as a whole, are more favorable to the Payor than those under the Agreement or otherwise waived in writing by the Holder; and

(b) the Payor shall procure the convertible noteholders to undertake that the convertible notes shall rank pari passu with the liquidation rights of this Note held by the Payor unless the terms agreed by other investors or shareholders, taken as a whole, are more favorable to the Payor than those under the Agreement or otherwise waived in writing by the Holder.

15.	Qualified IPO

The Payor and the Principal shall use their best efforts to procure the Qualified IPO to occur within forty-eight (48) months from the date hereof.

16.	Information and Inspection Rights

The Payor shall, and shall cause the Group Companies to, deliver to the Holder the following documents or reports:

(a) within ninety (90) days after the end of each fiscal year of the Payor, a consolidated income statement and statement of cash flows for the Payor for such fiscal year and a consolidated balance sheet for the Payor as of the end of the fiscal year, audited and certified by an internationally reputable firm of independent certified public accountants acceptable to the Holder and a management report including a comparison of the financial results of such fiscal year with the corresponding annual budget, all prepared in English or Chinese and in accordance with the Accounting Standards consistently applied throughout the period;

(b) within thirty (30) days of the end of each fiscal quarter, a consolidated unaudited income statement and statement of cash flows for such quarter and a consolidated balance sheet for the Payor as of the end of such quarter, and a comparison of the financial results of such quarter with the corresponding quarterly budget, all prepared in English or Chinese and in accordance with the Accounting Standards consistently applied throughout the period (except for customary year-end adjustments and except for the absence of notes), and certified by the chief financial officer of the Payor;

(c) within fifteen (15) days of the end of each month, a consolidated unaudited income statement and statement of cash flows for such month and a consolidated balance sheet for the Payor as of the end of such month, and a comparison of the financial results of such month with the corresponding monthly budget, all prepared in English or Chinese and in accordance with the Accounting Standards consistently applied throughout the period (except for customary year-end adjustments and except for the absence of notes), and certified by the chief financial officer of the Payor;

(d) a preliminary annual budget, operating budget, financial plan and capital expenditure plan within thirty (30) days prior to the beginning of each fiscal year, and a finalized annual budget, operating budget, financial plan and capital expenditure plan which shall be approved by the Board in accordance with this Agreement, within thirty (30) days after the beginning of each fiscal year, in each of the foregoing instances, setting forth: projected detailed budgets for each such quarter; any dividend or distribution projected to be declared or paid; the projected incurrence, assumption or refinancing of indebtedness; and all other material matters relating to the operation, development and business of the Group Companies;

(e) copies of all documents or other information sent to all the shareholders and any reports publicly filed by the Payor with any relevant securities exchange, regulatory authority or governmental agency, no later than five (5) days after such documents or information are filed by the Payor;

(f) as soon as practicable, any other information reasonably requested by the Holder.

The Holder shall have the right, at its own expenses, to reasonably inspect facilities, properties, records and books of each Group Company at any time during regular working hours on reasonable prior notice to such Group Company and the right to discuss the business, operation and conditions of a Group Company with any Group Company’s directors, officers, employees, accounts, legal counsels and investment bankers.

17.	Dividends and Repurchase

(a) Prior to the full repayment or conversion of the Note, the Payor shall not, and shall ensure the other Group Companies not to, declare and/or distribute any dividends to any shareholder of the Payor or the other Group Companies.

(b) Except as disclosed in Section 7.3 of the Purchase Agreement, prior to the full repayment or conversion of the Note, the Payor shall not, and shall ensure the other Group Companies not to, affect or approve any repurchase of any equity securities held by any shareholder of the Payor or the other Group Companies.

18.	Negative Covenants

The Payor shall not, permit to occur, approve, authorize, or agree or commit to do any of the following, and the Payor shall not permit any other Group Company to take, permit to occur, approve, authorize, or agree or commit to do any of the following, whether in a single transaction or a series of related transactions, whether directly or indirectly, and whether or not by amendment, merger, consolidation, scheme of arrangement, amalgamation, or otherwise, without the prior written consent of the Holder:

(a) any authorization, creation or issuance by the Company of any class or series of securities, any instruments that are convertible into securities, or the reclassification of any outstanding securities into securities, having rights, powers or preferences, such as dividend rights, redemption rights or liquidation preferences, superior to or on a parity with the Preferred Shares, the Note or any other Equity Securities held by the Holder at the time of the proposed action, or any amendment or change of the rights, preferences, privileges or powers of, or the restrictions provided for the benefit of, the Preferred Shares, the Note or any other Equity Securities held by the Holder at the time of the proposed action.

(b) any merger, split-off, dissolution, Deemed Liquidation Event, Share Sale or change of the organization form of any Group Company, or any plan or proposal thereto;

(c) any amendment to any organizational or constitutive document (including the Memorandum and these Articles) of any Group Company in a manner that would alter or change the rights, preferences, or privileges of any Preferred Shares, the Note or any other Equity Securities held by the Holder at the time of the proposed action; and

(d) any commencement of any bankruptcy, liquidation, dissolution, winding up, ceasing operation or other similar proceeding with respect to any Group Company.

19.	Other Covenants

The Warrantors shall comply with all the provisions under the other Transaction Documents, including without limitation, the covenants and undertakings set forth in Section 7 of the Purchase Agreement.